Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabualar in millions except ratios)

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Earnings (loss) before income taxes	$(7,511.7)	$(15,801.6)	$1,825.8	$1,829.0	$225.3
Add:
Distributions from affiliated companies	9.5	12.6	1.7	4.1	1.3
Interest expense, net of capitalized interest	719.6	693.7	715.0	753.0	844.6
Capitalized interest amortized	—	—	—	—	—
1/3 of rental expense	111.4	104.4	97.5	94.2	108.7

Total Earnings (loss)	$(6,671.2)	$(14,990.9)	$2,640.0	$2,680.3	$1,179.9

Fixed charges:
Interest expense, net of capitalized interest	$719.6	$693.7	$715.0	$753.0	$844.6
1/3 of rental expense	111.4	104.4	97.5	94.2	108.7

Total fixed charges	$831.0	$798.1	$812.5	$847.2	$953.3
Preferred Stock dividend requirements	—	—	—	—	—

Total fixed charges and Preferred Stock dividend requirements	$831.0	$798.1	$812.5	$847.2	$953.3

Ratio of earnings to fixed charges	Note a	Note a	3.2x	3.2x	1.2x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	Note a	Note a	3.2x	3.2x	1.2x

Note:

(a)
Earnings are inadequate to cover fixed charges due to the 2005 and 2004 non-cash impairment charges of $9.48 billion and $18.0 billion, respectively. The dollar amounts of the cover deficiencies are $7.50 billion and $15.79 billion in 2005 and 2004, respectively.